UCC FINANCING STATEMENT AMENDMENT

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

Bill, Breckner's UCC_DSH

A. NAME & PHONE OF CONTACT AT FILER [optional]

B. SEND ACKNOWLEDGMENT TO: (Name and Address)

Data Sales Company
3450 W. Burnsville Pkwy
Burnsville, MN 55337

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1a. INITIAL FINANCING STATEMENT FILE #	1b. This FINANCING STATEMENT AMENDMENT is ☐ to be filed [for record] (or recorded) in the REAL ESTATE RECORDS.
200614057508	

2. ☐ **TERMINATION:** Effectiveness of the Financing Statement identified above is terminated with respect to security interest(s) of the Secured Party authorizing this Termination Statement.

3. ☐ **CONTINUATION:** Effectiveness of the Financing Statement identified above with respect to security interest(s) of the Secured Party authorizing this Continuation Statement is continued for the additional period provided by applicable law.

4. ☐ **ASSIGNMENT (full or partial):** Give name of assignee in item 7a or 7b and address of assignee in item 7c; and also give name of assignor in item 9.

5. **AMENDMENT (PARTY INFORMATION):** This Amendment affects ☑ Debtor or ☐ Secured Party of record. Check only one of these two boxes.
   Also check one of the following three boxes and provide appropriate information in items 6 and/or 7.

☑ CHANGE name and/or address: Please refer to the detailed instructions in regards to changing the name/address of a party. ☐ DELETE name: Give record name to be deleted in item 6a or 6b. ☐ ADD name: Complete item 7a or 7b, and also item 7c; also complete items 7e-7g (if applicable).

6. **CURRENT RECORD INFORMATION:**

6a. ORGANIZATION'S NAME			
Storage Elements, Inc.			
OR 6b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

7. **CHANGED (NEW) OR ADDED INFORMATION:**

7a. ORGANIZATION'S NAME			
Digitiliti, Inc.			
OR 7b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

7c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
266 East 7th Street - Floor # 4	**St. Paul**	**MN**	**55101**	**Ramsey**

7d. SEE INSTRUCTIONS	ADD'L INFO RE ORGANIZATION DEBTOR	7e. TYPE OF ORGANIZATION	7f. JURISDICTION OF ORGANIZATION	7g. ORGANIZATIONAL ID #, if any
		Corporation		**26-1408538** ☐ NONE

8. **AMENDMENT (COLLATERAL CHANGE):** check only one box.

Describe collateral ☑ deleted or ☐ added, or give entire ☐ restated collateral description, or describe collateral ☐ assigned.

Property known as "Storage Switch" software referenced in technology purchase agreement between Digitiliti, Inc. and StorageSwitch, LLC dated 13 March, 2008 including perpetual, irrevocable, worldwide, paid up, non-royalty bearing ownership rights to the Storage Switch Technology.

9. **NAME OF SECURED PARTY OF RECORD AUTHORIZING THIS AMENDMENT** (name of assignor, if this is an Assignment). If this is an Amendment authorized by a Debtor which adds collateral or adds the authorizing Debtor, or if this is a termination authorized by a Debtor, check here ☐ and enter name of DEBTOR authorizing this Amendment.

9a. ORGANIZATION'S NAME			
Data Sales Company	PAUL C. BRECKNER PRESIDENT/CEO *12-1-08*		
OR 9b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME	SUFFIX

10. OPTIONAL FILER REFERENCE DATA

FILING OFFICE COPY — UCC FINANCING STATEMENT AMENDMENT (FORM UCC3) (REV. 05/22/02)